Exhibit 99.1
ASML Completes Acquisition of Brion Technologies
VELDHOVEN, the Netherlands, March 8, 2007 – ASML Holding NV (ASML) today announced that it has completed its acquisition of Brion Technologies, Inc., a leading provider of semiconductor design and wafer manufacturing optimization solutions for advanced lithography.
“We are pleased to welcome Brion into our company,” said Eric Meurice, president and CEO of ASML. “Brion’s products and technology will complement and reinforce ASML’s core lithography business, while ASML will help to accelerate Brion’s growth into the growing market for Verification, Reticle Enhancement Technology (RET) and Optical Proximity Correction (OPC), by providing key lithography know-how.”
Eric Chen will remain CEO of Brion, which will continue to support its current product offering and operate as a wholly owned subsidiary of ASML.
As previously disclosed, ASML paid USD 270 million (approximately EUR 203 million) in cash to acquire Brion.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit www.asml.com
ASML Media Relations Contact
Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven, the Netherlands
ASML Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands